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                                                                  Exhibit (a)(7)







FOR IMMEDIATE RELEASE

                                       CONTACT: Patrick W. Allender
                                            Chief Financial Officer
                                                     (202) 828-0850


          DANAHER CORPORATION TO TENDER FOR EXIDE ELECTRONICS GROUP,
                                     INC.
                              AT $20.00 PER SHARE

================================================================================

        WASHINGTON, D.C., July 9, 1997... Danaher Corporation (NYSE: DHR) announced today that it expects to commence promptly a cash tender offer for all outstanding Exide Electronics Group, Inc. ("Exide") equity securities (common shares, preferred shares and warrants) at a price equivalent to $20.00 per share.

        George M. Sherman, President and Chief Executive Officer of Danaher, has sent the attached letter to James A. Risher, President and Chief Executive Officer of Exide. Danaher noted that its proposed price represents a premium of 55% to yesterday's closing price of Exide's common shares and a premium of 72% to the closing price on June 11, 1997, the date Danaher first contacted Exide regarding a possible business combination.

        The offer is expected to be conditioned on, among other things, (i) the tender of a majority of the outstanding shares on a fully diluted basis, (ii) the redemption or inapplicability of Exide's Rights Plan and (iii) the approval of the acquisition for purposes of Section 203 of the Delaware General Corporation Law or the inapplicability of such section. The offer is to be followed by a merger or similar transaction at the same cash price. The offer will not be conditioned on financing.



                                   - more -
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        In order to increase the likelihood that the offer can be accepted at the earliest possible date, Danaher has submitted a letter to Exide requesting that Exide call a special meeting of shareholders and intends to solicit other Exide shareholders to support the call of the special meeting. At the meeting, Danaher will seek to elect a majority of the Exide Board and otherwise expedite the acquisition. Danaher has filed suit in Delaware Chancery Court to compel Exide to comply with its fiduciary duties in connection with the offer and the calling of the special meeting and challenging amendments to the Exide bylaws adopted after Danaher submitted its letter requesting a special meeting.

        There are approximately 10 million Exide common shares outstanding, of which Danaher beneficially owns approximately 397,000. In addition, Exide has outstanding 1 million preferred shares (convertible one-for-one to common) and warrants to purchase approximately 643,000 common shares at $13.475 each.

        This announcement is not a solicitation of proxies, which will be made only pursuant to proxy materials filed and disseminated in accordance with the Securities Exchange Act of 1934.

        Headquartered in Raleigh, N.C., Exide Electronics provides Strategic Power Management (TM) solutions to a broad range of businesses and institutions worldwide. Exide Electronics' products are used for networking, financial, medical, industrial, voice and data communications, military and aerospace applications--wherever continuous power is essential to daily operations.

        Danaher Corporation is a leading manufacturer of Tools and Components and Process/Environmental Controls. (http://www.danaher.com)

        Attachment
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July 9, 1997

Mr. James A. Risher
President and Chief Executive Officer
Exide Electronics Group, Inc.
8609 Forks Road
Raleigh, North Carolina 27615

Dear Jim:

As you are aware from our discussions over the past month and the letter we sent June 11, 1997, we are impressed with the business you and your management team have developed and the manner in which it complements our businesses. However, while we appreciate your personal efforts to make those discussions productive, we are disappointed by the lack of progress to date.

In our letter dated June 11, 1997, we offered to purchase all the outstanding shares of Exide Electronics Group, Inc. ("Exide") at a price equivalent to $20.00 per share. This proposal represents a 72% premium over Exide's closing price on June 11, 1997, and a premium of 55% over Exide's closing price yesterday.

We are particularly disappointed that the Board did not wish to pursue our offer of $22.00 per share subject to confidential due diligence and negotiations. While we continue to strongly prefer a negotiated transaction, in light of the responses from your Board of Directors, we feel compelled to pursue this matter more expeditiously.

We hereby reiterate our offer to acquire Exide through a negotiated transaction in which Exide stockholders would receive $20.00 in cash per share. We continue to believe that a combination of our two companies would create significant value for our companies and our respective stockholders, and that your Board of Directors, in evaluating our offer, should have the benefit of the response to our offer from Exide's stockholders.

We plan to promptly commence a cash tender offer for all the outstanding shares of Exide at a price of $20.00 per share. Our proposal is based solely upon our review of publicly available information regarding Exide. As we have discussed, should our review of confidential, non-public information justify, we are prepared to consider a price in excess of $20.00 per share. Furthermore, as we have previously stated, in the context of a negotiated transaction, we would be prepared to discuss all aspects of our offer with you.

We hope that you and your Board of Directors will give our offer immediate and thorough consideration. We look forward to your prompt response to our offer, and hope that it will lead to a negotiated transaction.

Sincerely,

George M. Sherman
President and Chief Executive Officer